



Teresa LoBue

Startup founder looking to help improve and shape the future.

San Francisco Bay Area

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Stealth Mode Startup Company

Stanford University

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500+ connections

Experience

Founder & CEO
Stealth Mode Startup Company
2016 – Present · 2 yrs



Consultant
The Boston Consulting Group
2011 – 2014 · 3 yrs



President
San Francisco American Marketing Association
2011 – 2013 · 2 yrs
San Francisco Bay Area



Director of Marketing
BARS+TONE
2009 – 2011 · 2 yrs



Managing Director
Modern Marketing Concepts
2005 – 2009 · 4 yrs

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Education



Stanford University



University of Southern California - Marshall School of Business



University of Southern California University of Southern California



Volunteer Experience

American Advertising Federation

Vice President of Programs
American Advertising Federation
2010 – 2012 • 2 yrs



San Francisco American Marketing Association

Vice President of Programs
San Francisco American Marketing Association
2009 – 2011 • 2 yrs

Skills & Endorsements

Advertising · 60



Endorsed by **Brandie Park and 2 others who are highly skilled at this**



Endorsed by **4 of Teresa's colleagues at American Marketing Association (AMA) San Francisco Chapter**

Social Media Marketing · 58



Endorsed by **Maya Spivak and 5 others who are highly skilled at this**



Endorsed by **3 of Teresa's colleagues at American Marketing Association (AMA) San Francisco Chapter**

Marketing · 58



Endorsed by **Brandie Park and 3 others who are highly skilled at this**



Endorsed by **4 of Teresa's colleagues at American Marketing Association (AMA) San Francisco Chapter**

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Recommendations

Received (14) Given (0)



H Martin E Calle, III

H Martin E Calle, III
Chairman | Calle & Company | CPG Strategic Management Consultants | New Products | Established Products | 714.244.9511
July 14, 2012, Teresa worked with H Martin E in the same group

Always vibrant, I could not imagine a more influential woman, or more resourceful C-suite executive to helm the American Marketing Association.



H Martin E Calle, III

H Martin E Calle, III
Chairman | Calle & Company | CPG Strategic Management Consultants | New Products | Established Products | 714.244.9511
October 11, 2011, Teresa worked with H Martin E in the same group

Teresa LoBue is one hell of a person. And she's nice too. A bright mind. A quick wit, Teresa excels at finding exceptional marketing and business management solutions whose deliverables consistently exceed established category norms. Teresa is exceptionally well qualified for any line management, executive or senior executive management position you would like her to consider.

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Accomplishments

2 **Languages** ⌄
English • Italian

Interests

 **Mark Suster**
Partner, Upfront Ventures
115,221 followers

 **American Marketing Association...**
3,517 members

 **sfBIG**
3,269 members

 **The Official USC Alumni Associa...**
46,720 members

 **Advertising & Marketing Industr...**
198,677 members

 **Marketing I CMO I Social Media I...**
743,323 members

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